UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington., D.C. 20549


                                    Form 1O-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

                   Filed pursuant  to  Section  13 or 15(d) of the
                      Securities  Exchange Act of 1934 and Rule
                           13a-17 or 15d-17 thereunder



                      Ionic Fuel Technology, Inc.
             (Exact name of issuer as specified in charter)


          300 Delaware Avenue #1704, Wilmington, Delaware 19801-1622
                    (Address of principal executive offices)


Issuer's telephone number, including area code:  (302) 427-5937


                    1. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.       Title of security:   Common Stock

2.       Number of shares outstanding before the change: 5,400,000

3.       Number of shares outstanding after the change: 6,171,837

4.       Effective date of change:  July 10, 1997

5.       Method of change:
         Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for
         treasury,  etc.)    Distribution
         Give brief description of transaction: Private placement of securities under Regulation S

                           II.      CHANGE IN NAME OF ISSUER

1.       Name prior to change

2.       Name after change

3.       Effective date of charter amendment changing name

4.       Date of shareholder approval of change, if required



Date:  July 16, 1997                                ___________________________
                                                       Douglas F. Johnston
                                                       Chairman